Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

April 6, 2011

Mr. Craig D. Wilson

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Microsoft Corporation

Form 10-K for the Fiscal Year Ended June 30, 2010

Form 10-Q for the Quarterly Period Ended December 31, 2010

File No. 000-14278

Dear Mr. Wilson,

This letter responds to your comments communicated to us in your letter dated March 29, 2011. Following are our responses to the specific comments in your letter.

Form 10-K for the Fiscal Year Ended June 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, page 33

1.	You indicate in your response to prior comment 2 that domestic cash flows from operations continue to be sufficient to fund operating activities and cash commitments for investing and financing activities. Tell us what consideration you gave to specifying the time period that you believe your domestic cash resources will be sufficient, including the short-term and long-term needs and sources of capital. Please refer to Financial Reporting Codification 501.03.a “Liquidity – Capital Resources.”

Response:

We acknowledge the Staff’s comments, and in response, we will specify the time period that we believe our domestic cash resources will be sufficient, including the short-term and long-term needs and sources of capital. To do this we will disclose that we expect our domestic cash resources will continue to be sufficient to fund our domestic operating activities and cash commitments for investing and financing activities, such as regular quarterly dividends, debt repayment schedules, and material capital expenditures, for at least the next 12 months and thereafter for the foreseeable future.

2.

You indicate in response to prior comment 2 that borrowing funds domestically may be used to fund discretionary investing and financing activities, such as significant share repurchases. Tell us where this is identified in your liquidity discussion. In this regard, we note your discussion of other planned uses of capital on page 37 indicating that “existing cash, cash equivalents and

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

short-term investments, together with funds generated from operations, should be sufficient to meet operating requirements, regular quarterly dividends, debt repayment schedules, and share repurchases.” Furthermore, in view of that disclosure, you should provide the context and rationale for your prior issuances of long-term debt in fiscal years 2009 and 2010. Prior to fiscal year 2009, your long-term debt consisted primarily of tax contingencies and other tax liabilities and not long-term borrowings. Please refer to Financial Reporting Codification 501.02 “Prospective Information” and Section IV of SEC Release 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

With respect to the Staff’s comment regarding identification in our liquidity discussion that we may borrow to fund discretionary investing and financing activities, we will prospectively enhance our disclosure, expanding from the disclosure in our Q1 FY11 10-Q. The enhanced language will disclose that while we currently do not have an intent nor foresee a need to repatriate funds, should we require more capital in the U.S. than is generated by our operations locally, we could elect to repatriate future earnings from foreign jurisdictions or raise capital in the U.S. through debt or equity issuances to fund significant discretionary activities, such as acquisitions of businesses and share repurchases.

With respect to the Staff’s comment regarding the context and rationale for our issuances of long-term debt, we issued the debt to take advantage of favorable pricing and liquidity in the debt markets, reflecting our superior credit rating and the low interest rate environment. In fiscal years 2009 and 2010, we issued $4.6 billion and $1.2 billion (net of repayments), respectively, of debt with maturities longer than 90 days. The proceeds of these issuances were used to partially fund discretionary business acquisitions and share repurchases, which totaled $10.2 billion and $11.5 billion in fiscal years 2009 and 2010, respectively. We anticipate that we will continue to have the ability to borrow funds domestically at reasonable interest rates. We propose that we include the foregoing information in our future filings.

3.	In addition, regarding your response to prior comment 2, in order to provide context for the assets subject to repatriation, it appears that your disclosure should also address the nature and composition of such assets held in foreign subsidiaries including a description of the related market, settlement or other risk exposures and describe the nature of any limits or restrictions including your ability to use or access those assets to fund operations, domestically or otherwise. Refer to Financial Reporting Codification 501.03.a “Liquidity – Capital Resources” and Financial Reporting Codification 501.03.a.i. “Additional Guidance on Presentation of Liquidity and Capital Resources Disclosures.” Please provide us with your proposed disclosures addressing the foregoing concerns.

Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com

Response:

We acknowledge the Staff’s comment and propose to add the following disclosure (in the context of our disclosure for the fiscal year ended June 30, 2010) to the financial condition section of our MD&A in future filings.

As of June 30, 2010, our consolidated liquid assets included $36.8 billion in cash and short-term investments and $7.8 billion in equity and other investments. Of these amounts, approximately $30 billion of cash and short-term investments were held by our foreign subsidiaries and were subject to material repatriation tax effects. The amount of cash and investments held by foreign subsidiaries subject to other restrictions on the free flow of funds (primarily currency and other local regulatory) was approximately $150 million.

Our short-term investments held by our foreign subsidiaries consist predominantly of highly liquid investment-grade fixed-income securities, diversified among industries and individual issuers. The investments are primarily U.S. dollar-denominated securities, but also include foreign currency-denominated securities to diversify risk. As of June 30, 2010, approximately 63% of foreign subsidiary short-term investments were invested in U.S. Government and Agency securities, approximately 14% were invested in corporate notes and bonds of U.S. companies, and 10% were invested in U.S. mortgage backed securities, all of which are denominated in U.S. dollars. Our fixed-income investments are exposed to interest rate risk and credit risk. The credit risk and average maturity of our fixed-income portfolio are managed to achieve economic returns that correlate to certain fixed-income indices. The settlement risk related to these investments is insignificant given that the short-term investments held are primarily highly liquid investment-grade fixed-income securities.

Form 10-Q for the Quarterly Period Ended December 31, 2010

Notes to Financial Statements

Note 16 – Segment Information, page 25

4.	We note your response to prior comment 3. It appears that the impact of changing the composition of your segments was material as compared to certain amounts previously reported. Specifically, we note the significant differences in revenue in the Windows & Window Live and Entertainment and Devices divisions. As such, please describe the nature of the changes in future filings.

Response:

We will describe the nature of the changes in future filings.

If you have any further questions, please call me at (425) 704-8002 or email me at fbrod@microsoft.com.

Sincerely,

/S/ FRANK BROD
Frank Brod
Corporate Vice President and Chief Accounting Officer

cc:	Peter Klein, Senior Vice President and Chief Financial Officer

John Seethoff, Vice President and Deputy General Counsel

Brad Smith, Senior Vice President and General Counsel

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